CONFIDENTIAL TREATMENT REQUESTED

BY RACKSPACE HOSTING, INC. RHI-0001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

June 18, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Mark P. Shuman
Barbara C. Jacobs
Matthew Crispino
David Edgar
Mark Kronforst

Re:	Rackspace Hosting, Inc. (formerly Rackspace, Inc.)
Registration Statement on Form S-l
Filed April 25, 2008
File No. 333-150469

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 23, 2008 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-150469) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter and the supplemental materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 2

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff five copies of this letter and five marked copies of Amendment No. 1 (against the Registration Statement filed on April 25, 2008).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on arrears not previously commented on. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

The Company intends to provide a price range in the Registration Statement by subsequent amendment as soon as practicable. The Company acknowledges the Staff’s need for sufficient time to process amendments to the Registration Statement once the price range and any material information now appearing blank in the Registration Statement is included and understands that the effect of the price range on disclosure may cause the Staff to raise issues not previously commented on.

In light of the fact that the auction process described in the Registration Statement will be the primary determinant of the initial public offering price, the Company respectfully requests that the Staff entertains a price range of up to 30%, measured as a percentage of the lower bound of the range. The Company notes in this regard that the Staff has allowed ranges of up to 40% in other auction-based offerings. The Company does not contemplate that there will be any limit on the price at which persons may bid in the auction, and the Company and the underwriters accordingly expect bids within and outside the price range. Accordingly, in light of the current lack of data in the form of bids, the Company and the underwriters believe that a larger range than a typical offering involving traditional book building is appropriate. The Company respectfully submits that narrow price ranges, in dollar and percentage terms, are less appropriate in initial public offerings that utilize an auction process, where, as a result, the initial public offering price “may have little or no relationship to the price that would be

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 3

established using traditional valuation methods,” as disclosed in the risk factor on page 25 of the Registration Statement. If during the course of the auction process or thereafter amendments to the Registration Statement were filed with revised price ranges, the indicated price range may narrow if sufficient indicative data from the auction process were then existent. Currently no such data exists.

The Company advises the Staff that all graphical materials and artwork that the Company intends to use in its prospectus has been included in Amendment No. 1 to the Registration Statement and, to assist the Staff in its review of these materials, supplementally provides such graphical materials and artwork under separate cover. The Company acknowledges that the Staff may have further comments upon its review of such materials.

Front Cover Page of the Registration Statement

2.	Indicate by check mark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

The Company has indicated by check mark in Amendment No. 1 that it is a non-accelerated filer.

Prospectus Summary, page 1

3.	With respect to third-party statements in your prospectus, such as Tier1Research’s estimate of the worldwide hosting market, please supplementally provide us with support for such statements. Please set forth the dates of all reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

In response to the Staff’s comment, the Company supplementally provides the report entitled “Internet Infrastructure: Market Overview 2008” published by The 451 Group and Tier1Research in October 2007 to provide the factual basis for the following statement, which is included on pages 1 and 84 of the prospectus:

Tier1Research estimates the worldwide hosting market to be $12.3 billion in 2007, with projected annual growth of 26% from 2007 to $24.4 billion in 2010. This revenue comes from three major categories – managed hosting, dedicated hosting, and shared hosting. In 2007, Rackspace Hosting was the world’s largest hosting provider by revenue, based on Tier1Research data for these categories.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 4

At the request of the Staff, we have marked each source to highlight the applicable portion or section containing the information and cross-referenced it to the appropriate location in the prospectus. The Company obtained the consent of the publisher of this information to include such information in the prospectus in the manner in which it was disclosed. The report is available for purchase from The 451 Group and Tier1Research at a purchase price that is more than nominal. The report was not commissioned by the Company, nor was it prepared for use in the prospectus.

The Offering, page 5

4.	Please disclose in your Use of Proceeds discussion whether you have at this time any agreements or commitments related to any specific acquisitions.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 under the heading “Use of Proceeds” to specify that the Company does not currently have any agreements or commitments related to any specific acquisitions.

Risk Factors, page 8

5.	Please review each risk factor heading to ensure it clearly conveys the risk faced by investors. Many of the headings state a fact about your business without indicating the risks associated with that fact. For example, we note the following “[w]e may not be able to renew the leases on our existing facilities on terms acceptable to us, if at all”, “[w]e may not be successful in protecting and enforcing our intellectual property rights” and “[o]ur use of open source software could impose limitations on our ability to provide our services.” Please revise the headings in your risk factor section as necessary to ensure that they disclose the specific risk or risks to investors that you are discussing in the text. Additionally, rather than stating that a factor could “adversely affect” or “harm” your business, the headings should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

In response to the Staff’s comment, the Company has revised several of the headings in the section entitled “Risk Factors” to provide that each such heading clearly discloses the specific risk or risks to investors that are discussed in the text that follows such heading. The Company has also revised certain headings to more specifically indicate the nature of the adverse or harmful effects that could arise from the applicable risk or risk being identified.

“If we fail to hire and retain qualified employees…”, page 13

6.	Consider expanding this risk factor to discuss, if appropriate, your dependence on your current management team and your employment arrangements with senior management, as discussed on pages 110 to 113. Disclose whether you maintain key man insurance on any of your senior managers.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 5

In response to the Staff’s comment, the Company has revised the disclosure on page 13 to describe the nature of the Company’s dependence on its senior management team, to describe the Company’s employment arrangements with senior managers discussed in more detail on pages 120 to 123, and to disclose that the Company does not maintain key man insurance on any members of its management team.

“Our operating results may fluctuate significantly…”, page 14

7.	Please revise your disclosure to omit the comprehensive list of factors that could cause fluctuations in your operating results. These factors are repeated elsewhere in the Risk Factors section as separate risks and are not necessary to explain this risk. Please limit the disclosure under this subheading to a discussion of the specific risks to your investors arising from fluctuations in your operating results.

In response to the Staff’s comment, the Company has revised the risk factor on page 14 by removing the list of factors that could cause fluctuations in its operating results and has limited the disclosure to a discussion of the specific risks to its investors arising from fluctuations in the Company’s operating results.

“Your ability to influence corporate matters may be limited…”, page 28

8.	Please revise the text of this risk factor to address whether any of your existing stockholders have any agreements or understandings to act together in matters submitted for stockholder approval.

In response to the Staff’s comment, the Company has revised the risk factor on page 27 to disclose that, following the consummation of the offering described in the prospectus, there will be no agreements or understandings among the Company’s existing stockholders to act together in matters submitted for stockholder approval.

The Auction Process

How to Participate in the Auction, page 35

9.	We note your disclosure that Goldman, Sachs & Co. and Merrill Lynch require investors to have a pre-existing relationship with them prior to participating in the offering. Please expand this disclosure to indicate whether investors who do not currently have a relationship with either underwriter could establish such a relationship prior to the offering so as to participate in the offering through an account with such underwriter.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 6

In response to the Staff’s comment, the Company has revised the disclosure on page 34 to specify that investors who do not yet have an account with either Goldman, Sachs & Co., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, or Credit Suisse Securities (USA) LLC would, as a practical matter, have to participate in the offering through an account with another underwriter.

10.	Please provide us with any material you or the underwriters have sent or intend to send to potential purchasers, such as account opening forms. In addition please provide copies of any materials relevant to the offering that you or your underwriters will display on a website, including copies of the screens related to the auction process. Please also send us a copy of the notice of acceptance that will be sent to successful bidders. Tell us when you first sent materials or first intend to send them to potential purchasers and tell us what will be displayed on your website and your underwriters’ websites and at what times during the offering. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

The Company supplementally advises the Staff that the Company and the underwriters have not sent materials relevant to the offering to potential investors. The Company will be providing supplementally material that will be sent in connection with this offering to potential purchasers, including applicable account opening forms for underwriters currently participating in the transaction. The Company notes that investors who already have accounts will not need to be sent account opening forms, and does not plan to provide copies of agreements related to accounts already in place. The Company will also be supplementally providing the Staff copies of the materials relevant to the offering anticipated to be displayed on the www.rackspaceipo.com website, or displayed on the institutional investor auction website or displayed on a website by W.R. Hambrecht + Co., LLC or E*TRADE Securities LLC, who will permit individual investors who have accounts with them to submit bids in the offering on their respective websites. The Company will be supplementally providing the Staff copies of the notice of acceptance to be sent to institutional investors who have submitted successful bids through the institutional investor auction website and to be sent to individual investors by each of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, W.R. Hambrecht + Co., LLC and E*TRADE Securities LLC, who are the underwriters through which individual investors may submit bids in the offering.

The Company respectfully advises the Staff that the Company and the underwriters do not contemplate sending materials specifically related to the offering to potential purchasers until a preliminary prospectus that meets the requirements of Section 10 of the Securities Act

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 7

of 1933, as amended (the “Securities Act”) (including an estimated price range) is available. Until such time, it is contemplated that the website at www.rackspaceipo.com will contain only a communication permitted by Rule 134 under the Securities Act; after such time, the website at www.rackspaceipo.com will contain information permitted by Rule 134 describing how potential purchasers can participate in the offering, hyperlinks to a copy of the current version of the preliminary prospectus (or, when available, the final prospectus), to a copy of an electronic road show presentation relating to the offering (prior to the closing of the auction) and to offering-related announcements by the Company containing information permitted by Rule 134 or Rule 433. The Company respectfully advises the Staff that it has been advised by the underwriters that, prior to the time that a preliminary prospectus that meets the requirements of Section 10 of the Securities Act (including an estimated price range) is available, their respective websites will not contain information specifically related to the offering. After such time, the underwriters may include hyperlinks to a current version of the preliminary prospectus, to a copy of an electronic road show presentation relating to the offering (prior to the closing of the auction) and other information permitted by Rule 134 or Rule 433.

The Company advises the Staff that it and the underwriters will implement the offering according to the auction process described in the Registration Statement, which has been designed so that (1) before a preliminary prospectus that meets the requirements of Section 10 of the Securities Act (including an estimated price range) is available, the www.rackspaceipo.com website and any press releases related to the offering will comply with Rule 134, (2) as indicated above, materials specifically related to the offering will be sent to potential purchasers only after such a preliminary prospectus is available and (3) written or graphic communications used by the Company or the underwriters that would constitute a “prospectus” comply as to content and form with the requirements of Section 10 under the Securities Act, Rule 134 or Rule 433 thereunder.

Use of Proceeds, page 44

11.	Please revise your disclosure to specifically identify the growth activities which you intend to finance with the net proceeds of this offering. For example, we note from your disclosure on page 8 that you intend to increase your infrastructure through development of your new headquarters in San Antonio, expand your data center capacity and expand your operations internationally. Please clarify if you intend to use the net proceeds of this offering for these activities. Specify the approximate amount intended to be used for each of these activities.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 to specify that the Company intends to use the net proceeds from this offering to supplement the Company’s existing primary sources of capital, which are cash generated from operating

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 8

activities, equipment financing arrangements with vendor-related leasing companies and funds available under the Company’s revolving line of credit, primarily to finance its growth plans, as well as for working capital and general corporate purposes. The Company has disclosed that it currently anticipates making aggregate capital expenditures of approximately $335 million in 2008, $160 million of which is expected to be allocated for construction contracts for the Company’s new corporate headquarters in the San Antonio, Texas area and expansion of data center facilities in the U.S. and the U.K., with the remaining $175 million expected to be allocated for purchases of capital equipment. However, the Company respectfully advises the Staff that it has not allocated any portion of net proceeds from this offering for any specific purpose and has no agreements or commitments with respect to the use of such proceeds. The Company further respectfully advises the Staff that, due to the level of uncertainty in the Company’s cash flows from operations, the anticipated growth of the Company’s business both in the U.S. and in the U.K., and the constantly changing timing and future requirements for each of the initiatives discussed in such disclosure, and due to the competitive harm to the Company that could result from the disclosure of such information, the Company does not feel it is appropriate to disclose the amounts of the Company’s expenditures for each of these initiatives.

12.	We note that you may use a portion of the proceeds of this offering to repay outstanding borrowings under your revolving line of credit, which you entered into on August 31, 2007. We also understand that as of December 31, 2007, your outstanding indebtedness under your credit facility totaled approximately $57.3 million. Please clarify the maximum portion of the proceeds which you might subsequently decide to apply towards the repayment of this indebtedness. Please describe in this section how you have used the proceeds you have borrowed through your credit facility. See Instruction 4 to Item 504 of Regulation S-K. Please describe the factors you will consider in determining whether to apply offering proceeds towards the payment of this indebtedness, and whether you have determined that you will repay the debt using offering proceeds in specific circumstances, such as a further covenant default.

In response to the Staff’s comment, the Company advises the Staff that, because the Company entered into an interest rate swap agreement with a notional amount of $50.0 million maturing on December 10, 2010, the Company does not currently expect to reduce its outstanding borrowings under the line of credit in the near future to an amount below $50.0 million. The Company further advises the Staff that it has used proceeds from the line of credit, along with cash generated from operating activities and equipment financing arrangements with vendor-related leasing companies, to fund the Company’s capital expenditures during the term of the line of credit. The Company has not identified specific circumstances or factors under which it would apply any or all of the proceeds from the offering toward the repayment of the line of credit. The Company has revised the disclosure on page 43 in response to the Staff’s comment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

13.	Consider expanding your disclosure to discuss the events, trends, risks, and uncertainties that management views as most critical to the company’ revenues, financial position, liquidity, plan of operations and results of operation. See Release No. 33-8350 (December 29, 2003). For example, consider discussing the effect of increased energy costs on your operating results. Also, consider discussing some of the development plans you have disclosed elsewhere in your prospectus which may have an effect on your operating results. For example, consider discussing your plans for expanding your data centers and for developing new hosting services. In your discussion, you should address projected timeframes related to these plans and the costs associated with implementing the plans.

The Company has revised the disclosure beginning on page 50 in response to the Staff’s comment.

Critical Accounting Policies, page 58

General

14.	Tell us whether you considered including a discussion of your accounting policies and estimates related to leases.

The Company respectfully advises the Staff that it did consider the disclosure of its lease policy, as capital leases are a significant component of the Company’s balance sheet and a common method of financing the Company’s infrastructure and equipment. However, while the Company entered into several significant lease arrangements, it does not deem the accounting to require significant estimates or judgments by management. Additionally, the Company believes uncertainties do not exist with respect to the methods, assumptions and estimates used in its lease accounting. A majority of the Company’s lease arrangements result in capital lease treatment because the terms include a bargain purchase option. In addition, the Company estimates the depreciable lives of technology assets, but does not have policies that differ from other companies in the technology industry. The Company discloses its accounting policy for leases in the notes to its financial statements and believes that any further disclosure would not provide useful additional information to investors.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 10

Share-based Compensation, page 60

15.	Please provide us with the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the most recent balance sheet date:

•	the nature and type of stock option or other equity-related transaction;

•	the date of grant/issuance;

•	description/name of option or equity holder;

•	the reason for the grant or equity-related issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

•	the fair value of underlying shares of common stock;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc;

•	the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	the amount and timing of expense recognition; and

•

indicate for each option grant or equity-related transaction the valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

In response to the Staff’s comment, the Company is supplementally providing the Staff with the information below regarding the issuance of the Company’s securities since January 1, 2007 to the date of this letter (the “Review Period”).

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 11

A summary of the stock options granted and common stock issued during the Review Period is set forth below. Other than common stock issued upon the exercise of stock options, pursuant to the acquisition of Webmail.us, Inc., pursuant to non-employee director compensation and issued pursuant to a private placement, each as described in the Registration Statement, the Company has not issued any common stock, preferred stock or warrants during the Review Period.

The table below indicates (i) the nature and type of stock option or equity-related transaction, (ii) the date on which the option was granted or the common stock was issued; (iii) the description or name of the option or equity holder, (iv) the reason for the grant or equity related issuance, (v) the number of shares subject to the option or issuance; (vi) the exercise price or purchase price, (vii) the fair value of underlying shares of common stock, (viii) the total amount of the associated expense, and (ix) the timing of the expense recognition.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 12

Nature and Type of Stock Option or Equity-Related Transaction	Date of Grant/ Issuance	Description/Name of Option or Equity Holder (Executive Officers & Directors are Specifically Noted)	Reason for Grant or Equity-Related Issuance	Number of Options or Equity Instruments Issued	Exercise Price	Fair Value of Underlying Shares of Common Stock(7)	Total Amount of Expense(7)	Timing of Expense Recognition
NQ Stock option	1/4/07	Rackspace Employees	Employee incentive plan	5,000	$4.94	$4.94	$15,866	Recognized over 4 years
NQ Stock option	1/22/07	Rackspace Employees	Employee incentive plan	25,000	$4.94	$4.94	$79,330	Recognized over 4 years
NQ Stock option	2/26/07	Rackspace Employees	Employee incentive plan	12,500	$4.94	$4.94	$39,636	Recognized over 4 years
Restricted Stock	2/28/07	Frederic C. Hamilton, Jr.	Director Compensation	7,895	Not applicable	$4.94	$39,001	In period service is performed
Restricted Stock	2/28/07	Norwest Venture Partners VIII, L.P. (George J. Still, Jr.)	Director Compensation	7,895	Not applicable	$4.94	$39,001	In period service is performed
Restricted Stock	2/28/07	S. James Bishkin	Director Compensation	7,895	Not applicable	$4.94	$39,001	In period service is performed
Restricted Stock	2/28/07	Palmer L. Moe	Director Compensation	7,895	Not applicable	$4.94	$39,001	In period service is performed
NQ Stock option	2/28/07	Rackspace Employees	Employee incentive plan	137,500	$4.94	$4.94	$435,993	Recognized over 4 years
NQ Stock option	3/19/07	Klee Kleber	Employee incentive plan	225,000	$4.94	$4.94	$710,564	Recognized over 4 years
NQ Stock option	3/26/07	Rackspace Employees	Employee incentive plan	100,000	$4.94	$4.94	$315,806	Recognized over 4 years
NQ Stock option	3/30/07	Rackspace Employees	Employee incentive plan	67,500	$4.94	$4.94	$213,169	Recognized over 4 years
NQ Stock option	4/2/07	Rackspace Employees	Employee incentive plan	50,000	$5.82	$5.82	$186,444	Recognized over 4 years
NQ Stock option	4/24/07	Rackspace Employees	Employee incentive plan	37,500	$5.82	$5.82	$139,833	Recognized over 4 years
NQ Stock option	4/26/07	Rackspace Employees	Employee incentive plan	100,000	$5.82	$5.82	$372,888	Recognized over 4 years
NQ Stock option	5/10/07	Rackspace Employees	Employee incentive plan	20,000	$5.82	$5.82	$74,673	Recognized over 4 years

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 13

Nature and Type of Stock Option or Equity-Related Transaction	Date of Grant/ Issuance	Description/Name of Option or Equity Holder (Executive Officers & Directors are Specifically Noted)	Reason for Grant or Equity-Related Issuance	Number of Options or Equity Instruments Issued	Exercise Price	Fair Value of Underlying Shares of Common Stock(7)	Total Amount of Expense(7)	Timing of Expense Recognition
NQ Stock option	5/14/07	Kiprian Miles	Employee incentive plan	125,000	$5.82	$5.82	$466,708	Recognized over 4 years
NQ Stock option	5/14/07	Rackspace Employees	Employee incentive plan	100,000	$5.82	$5.82	$373,366	Recognized over 4 years
NQ Stock option	6/4/07	Rackspace Employees	Employee incentive plan	25,000	$5.82	$5.82	$93,955	Recognized over 4 years
NQ Stock option	6/29/07	Doug Loewe	Employee incentive plan	500,000	$5.82	$5.82	$1,879,100	Recognized over 4 years
NQ Stock option	7/17/07	Rackspace Employees	Employee incentive plan	2,221,250	$5.82	$5.82	$8,328,310	Recognized over 4 years
Exchange of partnership interest FOR Common Stock	7/20/07	MOSSO Limited Partner	Exchange of Mosso, Ltd. Partnership interest	15,000	Not applicable	$5.82	Not applicable	Not applicable
NQ Stock option	7/30/07	Rackspace Employees	Employee incentive plan	100,000	$5.82	$5.82	$374,938	Recognized over 4 years
NQ Stock option	8/28/07	Rackspace Employees	Employee incentive plan	122,500	$5.82	$5.82	$455,693	Recognized over 4 years
NQ Stock option	8/28/07	Troy Toman	Employee incentive plan	75,000	$5.82	$5.82	$278,996	Recognized over 4 years
NQ Stock option	9/4/07	Rackspace Employees	Employee incentive plan	10,000	$5.82	$5.82	$37,055	Recognized over 4 years
NQ Stock option	9/6/07	Rackspace Employees	Employee incentive plan	5,000	$5.82	$5.82	$18,527	Recognized over 4 years
NQ Stock option	9/10/07	Rackspace Employees	Employee incentive plan	50,000	$5.82	$5.82	$185,273	Recognized over 4 years
NQ Stock option	9/12/07	Rackspace Employees	Employee incentive plan	17,500	$5.82	$5.82	$64,846	Recognized over 4 years

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 14

Nature and Type of Stock Option or Equity- Related Transaction	Date of Grant/ Issuance	Description/Name of Option or Equity Holder (Executive Officers & Directors are Specifically Noted)	Reason for Grant or Equity-Related Issuance	Number of Options or Equity Instruments Issued	Exercise Price		Fair Value of Underlying Shares of Common Stock(7)	Total Amount of Expense(7)	Timing of Expense Recognition
Webmail.us, Inc. Acquisition	9/13/07	Rackspace Employee	Webmail.us, Inc. Founders shares subject to Repurchase Agreement	353,805	Not applicable		$5.82	$1,719,145	Recognized over 4 years (1)
Webmail.us, Inc. Acquisition	9/13/07	Former Webmail Shareholders	Acquisition of Webmail.us, Inc. - Shares issued to Webmail.us, Inc. Owners	587,595	Not applicable		$5.82	Not applicable	Not applicable
ISO Stock option	9/13/07	Rackspace Employees	Assumed in Acquisition of Webmail.us, Inc.	101,180	$1.70	(2)	$5.82	$190,569	Recognized over 4 years (3)
ISO Stock option	9/13/07	Rackspace Employees	Assumed in Acquisition of Webmail.us, Inc.	3,260	$2.92	(2)	$5.82	$13,003	Recognized over 4 years (3)
NQ Stock option	9/14/07	Rackspace Employees	Employee incentive plan	65,000	$5.82		$5.82	$240,855	Recognized over 4 years
NQ Stock option	9/19/07	Rackspace Employees	Employee incentive plan	7,500	$5.82		$5.82	$27,791	Recognized over 4 years
NQ Stock option	10/1/07	David Belle-Isle	Employee incentive plan	375,000	$5.82		$5.82	$1,389,548	Recognized over 4 years
NQ Stock option	10/1/07	Rackspace Employees	Employee incentive plan	45,000	$5.82		$5.82	$166,746	Recognized over 4 years
NQ Stock option	10/3/07	Rackspace Employees	Employee incentive plan	7,500	$5.82		$5.82	$27,791	Recognized over 4 years
NQ Stock option	10/9/07	Rackspace Employees	Employee incentive plan	25,000	$5.82		$5.82	$92,637	Recognized over 4 years
NQ Stock option	11/14/07	Rackspace Employees	Employee incentive plan	35,000	$7.48		$7.48	$165,119	Recognized over 4 years

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 15

Nature and Type of Stock Option or Equity- Related Transaction	Date of Grant/ Issuance	Description/Name of Option or Equity Holder (Executive Officers & Directors are Specifically Noted)	Reason for Grant or Equity-Related Issuance	Number of Options or Equity Instruments Issued	Exercise Price	Fair Value of Underlying Shares of Common Stock(7)	Total Amount of Expense(7)	Timing of Expense Recognition
NQ Stock option	11/19/07	Rackspace Employees	Employee incentive plan	5,000	$7.48	$7.48	$23,588	Recognized over 4 years
NQ Stock option	12/3/07	Rackspace Employees	Employee incentive plan	12,500	$7.48	$7.48	$58,802	Recognized over 4 years
NQ Stock option	12/6/07	Rackspace Employees	Employee incentive plan	25,000	$7.48	$7.48	$117,605	Recognized over 4 years
NQ Stock option	12/10/07	Rackspace Employees	Employee incentive plan	25,000	$7.48	$7.48	$117,605	Recognized over 4 years
NQ Stock option	12/11/07	Rackspace Employees	Employee incentive plan	10,000	$7.48	$7.48	$47,042	Recognized over 4 years
NQ Stock option	12/31/07	Rackspace Employees	Employee incentive plan	250,000	$7.48	$7.48	$1,176,045	Recognized over 4 years
Restricted Stock	1/1/08	Former Director	Director Compensation	2,050	Not applicable	$8.87	$17,383	In period service is performed
Restricted Stock	1/1/08	Norwest Venture Partners VIII, L.P. (George J. Still, Jr.)	Director Compensation	1,435	Not applicable	$8.87	$12,168	In period service is performed
NQ Stock option	1/3/08	Rackspace Employees	Employee incentive plan	50,000	$7.48	$8.87	$291,300	Recognized over 4 years
NQ Stock option	1/7/08	Rackspace Employees	Employee incentive plan	40,000	$7.48	$8.87	$233,040	Recognized over 4 years
NQ Stock option	1/10/08	Rackspace Employees	Employee incentive plan	7,500	$7.48	$8.87	$43,695	Recognized over 4 years
NQ Stock option	1/11/08	Rackspace Employees	Employee incentive plan	373,000	$7.48	$8.87	$2,188,578	Performance based (4)
NQ Stock option	1/21/08	Rackspace Employees	Employee incentive plan	85,000	$7.48	$8.87	$495,210	Recognized over 4 years
NQ Stock option	1/23/08	Rackspace Employees	Employee incentive plan	82,500	$7.48	$8.87	$480,645	Recognized over 4 years
NQ Stock option	1/28/08	Rackspace Employees	Employee incentive plan	15,000	$7.48	$8.87	$87,390	Recognized over 4 years

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 16

Nature and Type of Stock Option or Equity- Related Transaction	Date of Grant/ Issuance	Description/Name of Option or Equity Holder (Executive Officers & Directors are Specifically Noted)	Reason for Grant or Equity-Related Issuance	Number of Options or Equity Instruments Issued	Exercise Price		Fair Value of Underlying Shares of Common Stock(7)	Total Amount of Expense(7)	Timing of Expense Recognition
NQ Stock option	2/1/08	Bruce R. Knooihuizen	Employee incentive plan	500,000	$9.14		$10.86	$3,559,100	Recognized over 4 years
NQ Stock option	2/5/08	Rackspace Employees	Employee incentive plan	831,000	$9.14		$10.86	$5,942,149	Recognized over 3 years
NQ Stock option	2/29/08	Rackspace Employees	Employee incentive plan	4,058	$1.70	(5)	$10.86	$38,159	Recognized at time of modification (5)
Sale of Common Stock	3/3/08	Bruce R. Knooihuizen	Sale of common stock	60,000	Not applicable		$10.86	Not applicable	Not applicable
NQ Stock option	3/5/08	A. Lanham Napier	Employee incentive plan	211,400	$10.30		$12.85	$1,804,468	Recognized over 3 years
NQ Stock option	3/5/08	Alan Schoenbaum	Employee incentive plan	84,500	$10.30		$12.85	$721,275	Recognized over 3 years
NQ Stock option	3/5/08	David Belle-Isle	Employee incentive plan	54,900	$10.30		$12.85	$468,615	Recognized over 3 years
NQ Stock option	3/5/08	Doug Loewe	Employee incentive plan	54,900	$10.30		$12.85	$468,615	Recognized over 3 years
NQ Stock option	3/5/08	Glenn Reinus	Employee incentive plan	118,300	$10.30		$12.85	$1,009,785	Recognized over 3 years
NQ Stock option	3/5/08	Kiprian Miles	Employee incentive plan	40,000	$10.30		$12.85	$341,432	Recognized over 3 years
NQ Stock option	3/5/08	Klee Kleber	Employee incentive plan	49,800	$10.30		$12.85	$425,083	Recognized over 3 years
NQ Stock option	3/5/08	Lew Moorman	Employee incentive plan	118,300	$10.30		$12.85	$1,009,785	Recognized over 3 years
NQ Stock option	3/5/08	Rackspace Consultant	Consultant incentive	5,000	$10.30		$12.85	$48,825	Recognized over 3 years (6)
NQ Stock option	3/5/08	Rackspace Employees	Employee incentive plan	2,181,040	$10.30		$12.85	$18,616,921	Recognized over 3 years
NQ Stock option	3/5/08	Rackspace Employees	Employee incentive plan	75,000	$10.30		$12.85	$631,920	Recognized over 4 years

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 17

Nature and Type of Stock Option or Equity- Related Transaction	Date of Grant/ Issuance	Description/Name of Option or Equity Holder (Executive Officers & Directors are Specifically Noted)	Reason for Grant or Equity-Related Issuance	Number of Options or Equity Instruments Issued	Exercise Price	Fair Value of Underlying Shares of Common Stock(7)	Total Amount of Expense(7)	Timing of Expense Recognition
NQ Stock option	3/5/08	Troy Toman	Employee incentive plan	49,800	$10.30	$12.85	$425,083	Recognized over 3 years
NQ Stock option	3/17/08	Rackspace Employees	Employee incentive plan	55,000	$10.30	$12.85	$469,469	Recognized over 3 years
NQ Stock option	3/24/08	Rackspace Employees	Employee incentive plan	125,000	$10.30	$12.85	$1,066,975	Recognized over 4 years
Restricted Stock	4/1/08	Frederic C. Hamilton, Jr.	Director Compensation	1,214	Not applicable	$12.85	$15,600	In period service is performed
Restricted Stock	4/1/08	Former Directors	Director Compensation	2,597	Not applicable	$12.85	$33,371	In period service is performed
Restricted Stock	4/1/08	Norwest Venture Partners VIII, L.P. (George J. Still, Jr.)	Director Compensation	2,257	Not applicable	$12.85	$29,002	In period service is performed
Restricted Stock	4/1/08	S. James Bishkin	Director Compensation	1,214	Not applicable	$12.85	$15,600	In period service is performed
Restricted Stock	4/1/08	Palmer L. Moe	Director Compensation	1,214	Not applicable	$12.85	$15,600	In period service is performed
NQ Stock option	4/24/08	Rackspace Employees	Employee incentive plan	30,000	$10.30	$12.85	$257,511	Recognized over 3 years
NQ Stock option	4/24/08	Rackspace Employees	Employee incentive plan	55,000	$10.30	$12.85	$466,010	Recognized over 4 years
NQ Stock option	4/24/08	Rackspace Employees	Employee incentive plan	13,500	$10.30	$12.85	$115,169	Performance based (3)
NQ Stock option	5/30/08	John Lionato	Employee incentive plan	225,000	$14.00	$15.59	$2,186,033	Recognized over 4 years
NQ Stock option	5/30/08	Rackspace Employees	Employee incentive plan	44,250	$14.00	$15.59	$440,562	Recognized over 3 years
NQ Stock option	5/30/08	Rackspace Employees	Employee incentive plan	5,000	$14.00	$15.59	$48,579	Recognized over 4 years

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 18

(1)	In connection with the Webmail.us, Inc. acquisition, shares of the Company’s common stock were issued to certain Webmail.us, Inc. employees under the terms and conditions of a repurchase arrangement. Under the repurchase arrangement, the shares are subject to a four-year vesting requirement based on continued employment by these former Webmail.us, Inc. employees.
(2)	The original Webmail.us, Inc. options were granted by Webmail.us, Inc. between March 31, 2006 and May 7, 2007.
(3)	These options were issued in exchange for 3,045,000 Webmail.us, Inc. stock options outstanding at the acquisition date. The exercise price is equal to the Webmail.us, Inc. original exercise price adjusted for the Company’s stock split.
(4)	These are performance based options. The timing for the expense recognition is based on meeting performance milestones. As of the date of this filing, it is estimated this expense will be recognized over the next 4 years.
(5)	These options were issued as a modification of the employee’s options to accelerate the vesting of options in connection with a severance agreement. The exercise price reflects the original option exercise price.
(6)	These options were issued to a Rackspace consultant. In accordance with FAS 123(R) and EITF Issue No. 96-18, the Company will continue to mark to market these options using the Black-Scholes model until there is a measurement date. The total amount of expense reflected represents the fair value on the date of grant.
(7)	Transactions from January 1, 2008 through May 30, 2008 reflect the Company’s reassessment of fair values as discussed in the response to the Staff’s comment #17.

Additionally, there is no value assigned to deferred compensation, and there are no equity instruments with beneficial conversion features.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 19

The Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Share-Based Compensation” in response to the Staff’s comment #17 below. The revisions made and the response to comment #17 set forth the valuation methodology used by the Company, whether the valuations were contemporaneous or retrospective and whether the Company had valuations performed by an unrelated specialist.

Additionally, the Company’s response to Staff’s comment #18 below sets forth the independent third party valuation firm’s valuations that were considered by the Company’s board of directors in determining the valuation and whether those valuations were contemporaneous or retrospective.

16.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

The Company intends to provide the range for the proposed initial public offering price in the Registration Statement by subsequent amendment as soon as practicable. At the time that the Company determines the range for the proposed initial public offering price and includes it in the prospectus, the Company will revise its disclosure to include the intrinsic value of all outstanding vested and unvested options as requested by the Staff.

17.	We note that the fair value of your common stock has increased from $2.50 on January 1, 2006 to $7.48 on December 31, 2007. Despite nearly tripling over this two-year period, your disclosures regarding these values are brief and provide few specifics that would allow readers to fully understand the reasons for the change in value. Please revise your disclosures substantially to discuss the significant intervening events within the company, assumptions, and methodologies used in determining fair values over this period. You should provide quantitative data regarding your financial performance, assumptions and weighting to the extent possible. In addition, discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. We may have further comment after reviewing your substantially revised disclosures.

In response to the Staff’s comment, the Company has revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Share-Based Compensation” to provide discussion of the significant intervening events within the Company, assumptions, and methodologies used in determining fair values of the Company’s common stock over the period from January 1, 2006 to March 31, 2008, including quantitative data regarding the Company’s financial performance, assumptions and

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 20

weighting. The Company intends to provide additional disclosure in this section, if necessary, relating to significant factors contributing to the difference between the estimated initial public offering price and the fair value determined as of the date of each grant and equity related issuance once a price range has been determined.

In addition, the Company submits the following information which it believes may be relevant to the Staff’s inquiry regarding the Company’s valuations:

Valuation Background

The Company’s board of directors made its determinations as to the fair value in connection with the grant of stock options exercising its best reasonable judgment at the time of grant. In the absence of a public market for the Company’s common stock, numerous objective and subjective factors (the “Key Valuation Considerations”) were analyzed to determine the fair value at each grant date, including the following:

Business Conditions and Results:

•	The Company’s actual financial condition and results of operations during the relevant period;

•	The status of strategic initiatives to increase the target market for the Company’s services;

•	The competitive environment that existed at the time of the valuation;

•

All important developments for the Company including the growth of the Company’s customer base and the progress of the Company’s business model, including the introduction of new services and international expansion;

•	The status of the Company’s efforts to build the Company’s management team and to retain and recruit the talent and size organization required to support the Company’s anticipated growth;

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 21

Market Conditions:

•	The market conditions affecting the technology industry;

•	The general economic outlook in the U.S. and on a global basis;

•	The market prices of various publicly-held technology companies operating in the industry and marketplace similar the Company’s business;

Liquidity and Valuation:

•	The fact that the option grants involved illiquid securities in a private company;

•

The likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the Company’s common stock, given prevailing market conditions and the Company’s relative financial condition at the time of grant; and

•	A series of valuations conducted by independent third party valuation firms.

Third Party Transactions

The Company’s board of directors also considered third party sales of the Company’s common stock during this period to corroborate the valuation estimates. For example, on April 5, 2007 and July 23, 2007, there were third-party sales of the Company’s common stock at $4.94 and $5.82 per share respectively, which provide support for the reasonableness of the valuations at or near those transaction dates. The April purchase was made by a group of investors, including three entities affiliated with Sequoia Capital, a venture capital firm, and the July purchase was made by an entity affiliated with Norwest Venture Partners, a venture capital firm.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 22

Grants Made From January 1, 2006 to June 30, 2006

For the equity awards granted in the period from January 1, 2006 to June 30, 2006, the Company’s board of directors considered the Key Valuation Considerations, including an independent valuation report dated December 19, 2005, which provided a fair value of the Company’s stock as of December 19, 2005. The determination of the fair value of the Company’s common stock relied on the income approach, with a cost of capital of 30.0%. The Company’s board of directors also considered, among other things, the private placement of common stock that the Company had concluded in October 2005, pursuant to which the Company sold shares of common stock to investors at $2.10 per share. Based on the relevant factors, the Company’s board of directors concluded that the fair value of the Company’s common stock was $2.30 per share at the time of each grant during the relevant period.

Grants Made From July 1, 2006 to September 30, 2006

For the equity awards granted in the period from July 1, 2006 to September 30, 2006, the Company’s board of directors considered the Key Valuation Considerations, including an independent valuation report dated August 31, 2006, which provided a fair value of the Company’s common stock as of June 30, 2006. The determination of the fair value of the Company’s common stock again relied on the income approach, with a cost of capital of 30.0%. Based on the relevant factors, the Company’s board of directors concluded that the fair value of the Company’s common stock was $3.40 per share at the time of each grant during the relevant period. The main factor in the increase in valuation from the prior period was an improvement in the Company’s operating performance and outlook, which resulted in improvements in the key financial measurement points that were used in the valuation.

Grants Made From October 1, 2006 to December 31, 2006

For the equity awards granted in the period from October 1, 2006 to December 31, 2006, the Company’s board of directors considered the Key Valuation Considerations, including an independent valuation report dated December 11, 2006 which provided a fair value of the Company’s stock as of September 30, 2006. The determination of the fair value of the Company’s common stock relied on a 25% weight to the income approach and 75% to the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 23

market approach. This allocation was determined by an assessment of the Company’s significant future growth reflected in the Company’s projections, the sensitivity of the value under the income approach to the terminal year assumptions and the availability and comparability of public companies and comparable acquisitions from which pricing could be determined. The cost of capital used for the valuation was determined to be 22.5%. The discount for lack of marketability was determined to be 27.5% based on analysis of various studies while implementing the Company’s specific circumstances. Based on the relevant factors, which also specifically included the Company’s product roadmap and current competitive analysis reports and the status of the Company’s data center expansion plans both in the U.S. and in the U.K, the Company’s board of directors concluded that the fair value of the Company’s common stock was $4.52 per share at the time of each grant during the relevant period. The main factor in the increase in the valuation was the Company’s more favorable financial forecast based on the Company’s performance improvements and updated market outlook, which resulted in improvements in the key financial measurement points that were used in the valuation.

Grants Made From January 1, 2007 to March 31, 2007

For the equity awards granted in the period from January 1, 2007 to March 31, 2007, the Company’s board of directors considered the Key Valuation Considerations, including an independent valuation report dated February 27, 2007, which provided a fair value of the Company’s stock as of December 31, 2006. The determination of the fair value of the Company’s common stock relied on a 25% weight to the income approach and 75% to the market approach, a cost of capital of 22.5%, and a discount for lack of marketability of 27.5%, all of which were the same as used in the prior valuation. Based on the relevant factors, which also specifically included the status of the Company’s facility expansion plans, specifically the status of the expansion of the Company’s Grapevine data center facility, the new Slough U.K. data center facility and the Company’s future headquarters, the status of the Company’s company wide directive to strengthen the Company’s Fanatical Support commitment and the outlook of the Company’s future market potential, the Company’s board of directors concluded that the fair value of the Company’s common stock was $4.94 per share at the time of each grant during the relevant period. The increase in the valuation was due to a higher market approach valuation resulting primarily from an increase in the Company’s financial measurements, which were increased due to the Company’s operating results as of December 31, 2006, and an increase in the multiples used in the valuation calculations, due mainly to the Company’s favorable performance comparison to comparable public companies in the Company’s industry.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 24

From April 5, 2007 through April 10, 2007, 146,875 shares of the Company’s common stock were sold by stockholders in four separate transactions to accredited investors for $4.94 per share, or an aggregate of $725,563. Among the purchasers in two of these transactions were third party investment companies, including three entities affiliated with Sequoia Capital.

Grants Made From April 1, 2007 to November 11, 2007

For the equity awards granted in the period from April 1, 2007 to November 11, 2007, the Company’s board of directors considered the Key Valuation Considerations, including an independent valuation report dated July 6, 2007, which provided a fair value of the Company’s stock as of July 3, 2007. The determination of the fair value of the Company’s common stock relied on a 25% weight to the income approach and 75% to the market approach, which was the same allocation as used in the prior valuation. The cost of capital was increased to 23.5%, based mainly on a perceived increased risk related to the Company’s substantial anticipated capital expenditures for the completion of the Company’s new corporate headquarters’ facility and the expansion of data center capacity, a substantial portion of which was being funded with debt incurred under the Company’s line of credit arrangement. The discount for lack of marketability decreased to 25.0% based on the assumption that the Company was getting closer to a liquidity event. This assumption was based on management’s discussions with the Company’s board of directors regarding preliminary plans to initiate an initial public offering and the potential timing and completion of an offering. Based on the relevant factors, which also specifically included the status of the data center expansion plans and the status of plans relating to the Company’s new corporate headquarters, the Company’s board of directors concluded that the fair value of the Company’s common stock was $5.82 per share at the time of each grant during the relevant period. Aside from the reduction in the discount for lack of marketability and other affects of the Company’s liquidity timing, the Company’s positive financial performance as of the valuation date, which resulted in improvements in the key financial measurement points that were used in the valuation, drove the increase in the valuation, although the increases were somewhat offset due to the significant changes in the Company’s risk profile due to its increased capital expenditures and heightened debt levels, which drove the multiples down. Further, the Company had favorable performance comparisons to many of the comparable hosting companies. However, the impact of these market increases and favorable comparisons on the valuation were minimized because the Company continued to operate as a private company.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 25

On June 12, 2007, a stockholder sold 20,000 shares of the Company’s common stock in a private transaction to two employee accredited investors at a purchase price of $5.60 per share, and from July 16, 2007 to November 1, 2007, 65,560 shares of the Company’s common stock were sold by stockholders in eight separate transactions for $5.82 per share, or an aggregate of $381,559 to four employee accredited investors and an affiliate of Norwest Venture Partners.

Grants Made From November 12, 2007 to December 31, 2007

For the equity awards granted in the period from November 12, 2007 to January 30, 2008, the Board considered the Key Valuation Considerations, including an independent valuation report dated November 12, 2007, which provided a fair value of the Company’s stock as of November 12, 2007. The determination of the fair value of the Company’s common stock relied on a 25% weight to the income approach and 75% to the market approach, which was the same allocation as used in the prior valuation. The cost of capital was determined to be 23.0% and the discount for lack of marketability decreased to 20.0%, based on the assumption that the company was getting closer to a liquidity event. Based on the relevant factors, which also specifically included the status of the Company’s updated timing projections in preparation of an initial public offering, the status of updated plans relating to the new corporate headquarters and the effect of the acquisition of Webmail.us, Inc., the Company’s board of directors concluded that the fair value of the Company’s common stock was $7.48 per share at the time of each grant during the relevant period. Aside from the reduction in the discount for lack of marketability, the Company’s positive financial performance, which resulted in improvements in the key financial measurement points that were used in the valuation, and an increase in the multiples used in the valuation calculations, attributable to changes in overall market performance and the Company’s favorable performance comparison to comparable public companies, drove the increase in the valuation as well. However, the impact of these market increases and favorable comparisons on the valuation were minimized because the Company continued to operate as a private company.

There were six separate transactions involving the purchase and sale of the Company’s common stock that occurred from November 23, 2007 to December 26, 2007, in which 88,565 shares of the Company’s common stock were sold by stockholders to employee accredited investors for $7.48 per share, or an aggregate of $662,466.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 26

Valuations for 2008

Originally, the Company’s valuation from November 12, 2007 of $7.48 was effective until January 31, when the Company set the new valuation at $9.14. The January 31, 2008 valuation was effective until March 5, 2008, when the Company set the new valuation at $10.30. The March 5, 2008 valuation was effective until May 30, 2008, when the Company set the new valuation at $14.00. All of the Key Valuation Considerations, including an independent valuation report were considered in each of these valuations. However, in connection with the preparation of the financial statements for the fiscal quarter ended March 31, 2008, the Company reassessed the estimated accounting fair value of the Company’s common stock in light of the potential completion of the Company’s initial public offering and preliminary discussions relating to the Company’s potential pricing range. The Company reassessed each of the Key Valuation Considerations, including each independent valuation report delivered during 2008, and the discount taken in each case for lack of marketability. Based upon the reassessment, the Company determined that a discount for lack of marketability of 5% was more appropriate with respect to the determination of fair value for all grants during 2008, rather than the prior discounts which ranged from 20% to 15%. This determination was made because, in retrospect, the Company now considers the formal discussions with investment bankers to be a key event that has provided additional certainty that the Company can achieve an initial public offering. The Company also determined that, with respect to the fair value of the Company’s common stock during the period from March 5, 2008 to April 1, 2008, it was appropriate to increase the Company’s EBITDA multiple in light of increases in comparable company EBITDA multiples in early 2008 and due to the closer proximity to the target liquidity date.

The Company also reassessed the estimated accounting fair value of the Company’s common stock during 2007, also considering Key Valuation Considerations, including each independent valuation reports delivered during 2007. Throughout 2007, the Company’s management and board of directors talked with advisors with respect to the potential acceptance of the Company’s business plan in the market. The Company believed that, during most of 2007, there was significant uncertainty as to whether the Company could achieve market acceptance and therefore uncertainty that a liquidity event would occur. Based upon these considerations and the third party transactions involving the Company’s common stock described above that occurred on April 5, 2007 and July 23, 2007, the Company determined that no adjustment to the fair value of the Company’s common stock was necessary prior to November 11, 2007. Additionally, due to the substantial uncertainty in the Company’s future results of operations created by the Company’s data center outages that occurred during the fourth quarter of 2007, the Company determined that no adjustment to the fair value during the period from November 11, 2007 to December 31, 2007 was necessary.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 27

Grants Made From January 1, 2008 to January 30, 2008

Equity awards granted in the period from January 1, 2008 to January 30, 2008, were originally granted at a fair value of $7.48 pursuant to the valuation on November 12, 2007. As discussed above, upon the reassessment, the Company has applied a 5% discount for marketability to that valuation rather than the 20% discount that was previously used, making the fair value for equity grants during this period $8.87 per share.

Grants Made From January 31, 2008 to March 4, 2008

For the equity awards granted in the period from January 31, 2008 to March 4, 2008, the Board considered the Key Valuation Considerations, including an independent valuation report dated January 30, 2008, which provided a fair value of the Company’s stock as of January 30, 2008. The determination of the fair value of the Company’s common stock relied on a reduction in the weight attributable to the income approach to 10% and an increase to the weight attributable to the market approach to 90% due to fact that the Company had engaged investment bankers to begin the process of preparing for the Company’s initial public offering. Since this was a significant step towards becoming a public company, the pricing in the marketplace was increasingly relied upon as a valuation factor. The determination of the fair value of the Company’s common stock also relied on a market multiple method using only a projected earnings before income, depreciation, taxes, and amortization, or EBITDA, calculation (as opposed to projected EBITDA and projected revenue), because a more reliable and smaller range of projected EBITDA from the comparable company set became available. The discounting of the market multiple used in the valuation was also minimized due to actions taken that indicated the Company had made significant progress in becoming a public company, including the engagement of the investment bankers. The cost of capital was determined to be 23.0% and the discount for lack of marketability originally remained at 20.0%. As discussed above, upon the reassessment, the Company has applied a 5% discount for marketability to that valuation rather than the 20% discount that was previously used. Based on the relevant factors, which also specifically included the repercussions of the significant downtime that occurred in the Grapevine data center during the fourth quarter of 2007 and the status of adjustments and improvements being made to mitigate the future risk and the status of the integration, the impact of the Webmail.us, Inc. acquisition, which provided the Company with a significant footprint into the email hosting space and access to a new customer base and a business with a significant projected growth rate, the Company’s

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 28

board of directors originally concluded that the fair value of the Company’s common stock was $9.14 per share at the time of each grant during the relevant period. The main factor in the increase in the valuation was the Company’s more favorable financial forecast based on the Company’s performance improvements and updated market outlook, which resulted in improvements in the key financial measurement points that were used in the valuation. As reassessed with the reduced discount for marketability, the fair value has been adjusted to $10.86.

Grants Made From March 5, 2008 to May 29, 2008

For the equity awards granted in the period from March 5, 2008 to May 29, 2008, the Board considered the Key Valuation Considerations, including an independent valuation report dated March 5, 2008, which provided a fair value of the Company’s stock as of March 5, 2008. The determination of the fair value of the Company’s common stock again relied on a 10% weight to the income approach and 90% to the market approach. The cost of capital was determined to be 22.5% and the discount for lack of marketability was originally reduced to 17.5%, based on the assumption that the company was getting closer to a liquidation event. As discussed above, upon the reassessment, the Company has applied a 5% discount for marketability to that valuation rather than the 17.5% discount that was previously used. Based on the relevant factors, which also specifically included the status of the Company’s timing projections in preparation of an initial public offering, the status of the data center expansion, the Company’s international expansion plans, particularly in Europe and Asia, the status of the integration of Webmail.us, Inc., which was now re-branded as Mailtrust and had successfully been integrated into the business operations and was successfully executing its business growth plan and the positive outlook and increased growth of the business of Mosso, LLC, the Company’s cloud hosting subsidiary, the Company’s board of directors originally concluded that the fair value of the Company’s common stock was $10.30 per share at the time of each grant during the relevant period. The main factor in the increase in the fair value was due to the use of a higher multiple, based on the Company’s strong performance, outlook and favorable comparison to the market. As reassessed with the reduced discount for marketability and an increased multiple, the fair value has been adjusted to $12.85.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 29

Grants Made From May 30, 2008

For the equity awards granted on and after May 30, 2008, the Board considered the Key Valuation Considerations, including an independent valuation report dated May 30, 2008, which provided a fair value of the Company’s stock as of May 30, 2008. The determination of the fair value of the Company’s common stock relied on a 100% weight to the market approach. The discount for lack of marketability was originally reduced to 15%, based on the assumption that the company was getting closer to a liquidation event. As discussed above, upon the reassessment, the Company has applied a 5% discount for lack of marketability to that valuation rather than the 15% discount that was previously used. Based on the relevant factors, which also specifically included the status of the Company’s timing projections in preparation of an initial public offering, the status of the data center expansion and the status of the Company’s international expansion plans, the Company’s board of directors originally concluded that the fair value of the Company’s common stock was $14.00 per share at the time of each grant during the relevant period beginning on May 30, 2008. The main factor in the increase in the fair value was due to the use of a higher multiple, based on the Company’s strong performance, outlook and favorable comparison to the market. As reassessed with the reduced discount for marketability, the fair value has been adjusted to $15.59.

Effect of the Reassessment

As a result of the reassessment described above, the Company determined that the accounting fair value of the options granted to employees from January 1, 2008 to May 30, 2008 was greater than the exercise price for those options. The comparison of the originally determined fair value and reassessed fair value is as follows for all periods in which an option or restricted stock award was made:

Date of Issuance	Exercise Price	Fair value of Common Stock	Number of Options Granted
January 1, 2008 to January 30, 2008	$7.48	$8.87	653,000
January 31, 2008 to March 4, 2008(1)	9.14	10.86	1,331,000
March 5, 2008 to May 29, 2008	10.30	12.85	3,321,440
May 30, 2008 to June 15, 2008	14.00	15.59	274,250

(1)	Grants exclude 4,058 options issued as a modification of an employee’s options.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 30

As a result of the reassessed fair value of the Company’s common stock, the aggregate fair value of the Company’s stock options increased $9.6 million, of which $416 thousand was recognized as additional share-based compensation expense for the first quarter of 2008.

18.	For each third-party valuation, tell us the valuation date and whether you obtained a contemporaneous or retrospective valuation. Also, consider disclosing this information.

In response to the Staff’s comment, set forth below is a table showing, for each third-party valuation of the fair value of the Company’s common stock obtained by the Company since January 1, 2006, the date of such valuation and the fair value of the Company’s common stock as determined by the party performing such third-party valuation. The Company advises the Staff that all of its valuations were contemporaneous in that all or nearly all of the option grants made in any of the valuation periods were made at or near the valuation date and there were no material changes to the Company’s business or value drivers between the valuation date and the grant dates.

In addition, the Company submits the following information, which it believes may be relevant to the Staff’s inquiry and provide the Staff with additional clarity regarding the Company’s valuations:

Until the third quarter of 2007 and with the exception of the valuation covering the January 1, 2006 to June 30, 2006 period, the Company had requested that its independent third party valuation firms provide a valuation that was effective at the beginning of each calendar quarter. Several of the valuations for the calendar quarter were not available to the Company until after the beginning of the relevant new quarter. For example, the valuation report that was used for the 2006 third quarter valuation was not available to the Company until August 31, 2006. However, the Company’s growth and need for additional personnel drove a continuous and steady need for the Company to approve option grants for new employees as a recruitment incentive tool. Therefore during this time, if a new employee was hired after the quarter began, but prior to a valuation report becoming available, the option was approved, but was subject to a future determination of the exercise price, which was to be equal to the new fair value determination. Beginning in the second quarter of 2007, the Company requested that the valuation firm begin to provide valuation reports that contained valuations to be effective when the report was submitted to the Company. The first of these reports was provided with an effective date of valuation as of July 3, 2007. However, since the Company had made the determination to request this change after the beginning of the quarter, the practice of issuing options subject to a fair value determination continued in this quarter and the board of directors made the new valuation that was determined on July 3, 2007 to be effective as of April 1, 2007 in order to cover the pricing for any grants approved between April 1, 2007 and July 3, 2007. All subsequent valuations were made effective by the Company at or near the date of the submission of the valuation report. However, it was the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 31

Company’s practice not to issue any large grants, for example, company wide performance grants, unless a recent valuation was in place. Therefore, the majority of the number of option shares granted in any valuation period were not granted until after the valuation report was submitted and a new valuation approved by the Company. The following table sets forth the date of the valuation report from the Company’s third party valuation firm, the date that the Company’s board of directors made the final valuation effective, the valuation amount and the number of options granted in the valuation period before and after the third party valuation report date.

Date of Third Party Valuation Report	Effective Date of Valuation (as approved by the Company’s board of directors)	Value of Common Stock	Options Granted Before Date of Valuation Report	Options Granted On or After Date of Valuation Report
December 19, 2005	December 19, 2005	$2.30	—	1,230,000
August 31, 2006	July 1, 2006	3.40	50,000	365,000
December 11, 2006	October 1, 2006	4.52	80,000	422,500
February 27, 2007	January 1, 2007	4.94	180,000	392,500
July 6, 2007	April 1, 2007	5.82	957,500	3,126,250
November 12, 2007	November 12, 2007	7.48	—	1,015,500
January 30, 2008	January 31, 2008	9.14	—	1,335,058
March 5, 2008	March 5, 2008	10.30	—	3,321,440
May 30, 2008	May 30, 2008	14.00	—	274,250

19.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company has not yet determined the range for its proposed initial public offering price. During the months of December 2007 and January 2008, the Company engaged in a series of discussions with the managing underwriters to evaluate their engagement for the Company’s potential initial public offering. In marketing their underwriting services to the Company, the managing underwriters did not provide any formal valuation estimates in connection with those discussions. Once the managing underwriters for the initial public offering were selected in January 2008 and engaged by the Company, they held numerous informal discussions with the Company’s management team and provided the Company’s board of directors with market updates during meetings held on March 5, 2008 and April 15, 2008. During these discussions and updates the managing underwriters apprised the Company of rapidly changing market conditions affecting valuations generally and recent pressures on capital

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Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 32

markets that may impact the range for the proposed initial public offering price. However, the Company did not obtain any formal recommendations during these discussions, and to date has not obtained a formal recommendation, with respect to the range for the proposed public offering price from the managing underwriters.

The estimated pricing range will depend on market conditions, the performance of comparable companies and managing underwriter forecasts of the Company’s financial performance. As set forth in the Company’s response to comment #1, the Company is requesting that the Staff permit a price range of up to 30% in light of the auction process by which the offering will be conducted. Although the Company and the managing underwriters have not yet set a formal price range and approved such price range by their respective board of directors or committees, based upon recent discussions between the Company and the underwriters and the information currently available to the Company, at this time the Company estimates a range for its initial public offering price between [****]. The Company will supplementally provide the proposed range for its initial public offering price and related information to the Staff and provide such information in the Registration Statement by subsequent amendment once it is determined.

20.	In addition, when you refer to a third-party valuation specialist, you should disclose the name of the specialist and include the expert’s consent following Securities Act Rule 436(b) of Regulation C.

In response to the Staff’s comment, the Company respectfully advises the Staff that, while the valuation reports received by the Company were considered by the Company’s board of directors in its determination of the fair market value of the Company’s common stock, the results of such reports were among the many factors considered by the board of directors, which are described in the Company’s response to comment 17 above, and that such reports were not dispositive to the board’s determination of fair market value. The Company’s board of directors ultimately determined the fair market value based on all of these factors. The Company has revised the disclosure beginning on page 62 to describe the various factors considered by the Company’s board of directors in making such determination.

The Company respectfully submits to the Staff that it does not deem the firms that prepared the valuation reports as “experts” as defined in Item 509 of Regulation S-K for the purposes of Rule 436(b) of Regulation C since the valuation firms did not prepare or certify any part of the Registration Statement or prepare or certify a report or valuation for use in connection with the Registration Statement and accordingly submits that no consent should be required.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 33

Results of Operations

Year Ended December 31, 2006 and 2007

Net Revenue, page 64

21.	We note your disclosure that price is a primary competitive factor in your market. Your discussion of revenues should indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. If the price changes have affected your operations, discuss the specific conditions or events that led to price changes in particular periods, and describe the strategy that manage pursued in selecting and implementing price changes. Your expanded disclosure should also include a discussion of pricing pressure in your industry.

The Company has revised the disclosure on pages 50 and 69 in response to the Staff’s comment.

Recurring Revenue, page 64

22.	We note that you discuss “recurring” revenues. Please tell us how you considered whether this is a non-GAAP measure. In addition, tell us whether revenues related to a customer that cancels service are considered “recurring.” For example, tell us whether revenue related to a customer that cancels during the year would be considered “recurring” for that fiscal year. If you consider such revenues to be “recurring” and this has occurred to any material extent, consider clarifying your disclosure.

We respectfully acknowledge the Staff’s comments with respect to whether the Company considered recurring revenues a non-GAAP measure and the need for further clarity regarding the definition of recurring revenues. The Company believes that recurring revenues, along with non-recurring revenues, represents a numerical measure of the Company’s historical revenues that does not include any adjustments or exclude amounts that are presented for GAAP purposes in the Company’s consolidated statements of income. The sum of recurring (less service credits), and non-recurring revenues is equivalent to net revenues on the Company’s consolidated statements of income.

The presentation of recurring revenues is to clarify that the Company operates under a subscription based model that causes a large portion of its revenues to be recurring in nature. Management believes this is an important part of the Company’s business model and as such the Company characterizes its revenues as recurring and non-recurring.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 34

On page 50 of the prospectus the Company defines recurring revenues as the following:

Our subscription-based business model generates almost all of our revenues on a recurring basis. Our customers pay us a recurring fee based on the size and complexity of the IT systems we manage and the level of service intensity we provide, pursuant to service agreements that typically provide for monthly payments. Recurring revenues include certain SLA and non-SLA credits. A minor portion of our revenues is non-recurring, which includes certain usage charges, setup fees, and professional services.

The Company generally charges its customers a one-time non-refundable setup fee, a monthly hosting fee, and one-time charges related to additional services for a specific period. The Company defines recurring revenues as the monthly hosting fee it charges its customers for the service provided for that period of time. Recurring revenues are associated with the current contractual amount of revenues that customers are required to pay the Company for these monthly services. The Company also includes service level credits as a reduction of recurring revenues because these refunds represent a return of cash already collected for recurring revenues, or recurring revenues that will not be collectible.

The Company includes in non-recurring revenues the one-time charges related to setup fees and other charges specific to a given period that are not expected to be recurring in nature.

The Company’s customer cancellation rate is generally below 2% per month. The Company does not consider this to be significant and has considered revenue from customers who subsequently cancel their contract to be recurring revenue. As an example, if a customer cancelled in the latter part of 2007, the Company has included these revenues within the recurring category because at that point in time the revenues were part of a subscription based contract.

23.	Consider revising to quantify the amount of the increase in revenue attributed to new and existing customers. Also, in order to provide readers with additional insight into your sources of revenue, consider expanding your disclosures to include revenue disclosure by category of service as described in your business section. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that it considered disclosure of increases in revenues from new and existing customers. However, the Company serves over 31,000 customers, which would require a significant investment in the Company’s systems infrastructure to obtain the level of detail necessary to report revenues by new or existing customers.

In response to the Staff’s comment with respect to the disclosure of revenues by service category, the Company’s primary source of revenues has been from dedicated and managed hosting services. Additionally, the discussion on pages 89 and 90 represents the Company’s primary service categories, some of which are in the early stages of their development and

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 35

have not yet generated significant revenue. In 2005, 2006 and 2007, the Company recognized revenues from managed and dedicated hosting services that represents approximately 100.0%, 99.5%, and 99.0% of the Company’s total net revenue. As a result, the Company does not believe that including revenues information by service category would provide the investor valuable information. However, if and as these service categories grow, the Company will consider additional disclosure.

Liquidity and Capital Resources

Operating Activities, page 70

24.	We note that your discussion of cash flows from operating activities is essentially a condensed summary of the major categories identified on the face of the statement of cash flows. This discussion does not appear to contribute substantively to an understanding of your cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affected your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows such as changes in accounts receivable, accounts payable and accrued expenses and other non-current assets. Please revise your disclosures accordingly. Refer to section IV.B.l of SEC Release No. 33-8350 for further guidance.

The Company has revised the disclosure beginning on page 76 in response to the Staff’s comment.

Internal Control Over Financial Reporting, page 72

25.	We note that the company has taken steps to correct the material weakness in its internal controls over financial reporting. Disclose any material costs associated with your remedial actions that you have incurred (or that you expect to incur).

In response to the Staff’s comment, the Company has revised the disclosure on page 81 to specify that the Company has not incurred, and does not expect to incur, any material costs associated with remedial actions to correct material weaknesses in the Company’s internal controls over financial reporting.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 36

Business

Intellectual Property Rights, page 84

26.	Please expand your disclosure to discuss the specific importance of your intellectual property rights to your business. In this regard, your disclosure appears to address the more general aspect of protection of intellectual property rights rather than the specific importance of your patent, copyrights and trademarks. Please also expand your disclosure to include a complete description of your patent and trademarks. See Item 101(c)(l)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 to discuss the specific importance of the Company’s intellectual property rights to its business and to provide a complete description of its patent and trademarks.

Facilities, page 86

27.	Please revise your disclosure to make clear that you lease your data center space. Please also clarify whether you lease your office space in Austin, London, Amsterdam and Roanoke. See Item 102 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 to specify that the Company leases all of its properties described in the prospectus.

Management, page 88

28.	Please expand your disclosure regarding Mr. Bishkin’s business experience to clarify the portion of the most recent five year period in which he has served as president of the general partner of Isom Capital Partners I through IV.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 to specify that Mr. Bishkin served as the president of the general partner of Isom Capital Partners I through IV since December 1999, November 2000, November 2000 and October 2005, respectively, and to disclose certain of Mr. Bishkin’s other business activities during the last five years.

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Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 37

Executive Compensation

Cash Bonus, page 100

29.	We note your disclosure on page 101 that the compensation committee has the discretion to increase a NEIP payout. Please disclose whether the compensation committee also has the discretion to decrease a payout under NEIP.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 to specify that the compensation committee has the discretion to either increase or decrease the payout under the non-equity incentive plan.

30.	We note your disclosures on page 102 that the NEIP payouts for 2007 were earned and paid quarterly based on the achievement of quarterly economic profit targets and that the company failed to meet its quarterly economic profit target for the fourth quarter of 2007. It appears from the chart appearing on the bottom on page 101 that the company also failed to meet its quarterly economic profit targets in the first and second quarters of 2007. Please explain. Also, please explain how the percentages in the fourth column of the chart, “NEIP Payout as a Percentage of Target,” were calculated. Please show how the 2007 quarterly NEIP bonuses were calculated for one for your named executive officers.

In response to the Staff’s comment, the Company has substantially revised the disclosure beginning on page 109 to describe how the quarterly bonus payout percentage under the NEIP was calculated for each fiscal quarter of 2007 and to provide a calculation of how the NEIP bonus amounts for 2007 were determined for the Company’s chief executive officer.

Equity Incentives, page 104

31.	Please disclose the target grant size for your chief executive officer for the March 5, 2008 options grant and discuss the factors that the compensation committee considered in setting this target.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 to specify that the target grant size for the options grant made to the Company’s chief executive officer on March 5, 2008 options grant was 151,000 shares. The compensation committee considered many factors in setting the target size of this grant, including the chief executive officer’s then current equity ownership and the amount by which options held by him were then vested along with the vesting schedule for any unvested options, equity compensation in relation to total cash compensation, the grant size in relation to the total stock option pool, and comparable data for the Peer Group. The compensation committee did not apply an objective formula to weight each of these factors in determining the target grant size.

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Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 38

Summary Compensation Table, page 107

32.	The discretionary bonuses listed under the “bonus” heading in your summary compensation table do not appear to be discussed in your Executive Compensation narrative disclosure. Please revise your disclosure to discuss why these bonuses were paid to your named executive officers.

In response to the Staff’s comment, the Company has revised the disclosure in footnote 1 of the Summary Compensation Table on page 117 to specify that the amounts paid under the “bonus” heading were paid because, although the Company did not meet the quarterly performance goal under the non-equity incentive plan for the fourth quarter of 2007, the compensation committee recommended approval for a full payout of target amounts in the fourth quarter as a discretionary bonus because of improved customer satisfaction, outstanding annual sales growth and profitability, and a fanatical response to a service outage in the fourth quarter.

Certain Relationships and Related Party Transactions

Sale of Partnership Interest, page 125

33.	Please summarize the material terms of the agreement relating to your purchase of the limited partnership interest Chairman Weston in January 2007. Please file agreements related to this transaction as exhibits. See Item 601(b)(10) of Regulations S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 to describe the material terms of the sale of interests in a limited partnership held by Graham Weston. The Company supplementally advises the Staff that none of the purchasers of these partnership interests are executive officers, directors or holder of 5% or more of the Company’s capital stock. The Company has filed the representation agreement and other forms of agreements related to this transaction as exhibits 10.35, 10.36 and 10.37 to Amendment No. 1.

Corporate Opportunity Waiver, page 127

34.	Please expand your disclosure to discuss the factors considered in choosing to waiver the corporate opportunity doctrine with respect to your non-employee directors.

In response to the Staff’s comment, the Company revised the disclosure on page 137 to specify that the Company chose to waive its right to corporate opportunities under Section 122(17) of Delaware General Corporation Law in order to resolve any potential conflicts that may arise as a result of one or more of the Company’s non-employee directors serving on the board, or being a stockholder, of both the Company and another investment portfolio company of any venture or investment funds affiliated with such director or directors. The

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Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
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Company chose to waive these rights in an effort to attract and retain highly qualified members of its board of directors who might be affiliated with venture funds or other investment entities that are likely to invest in other companies that may be presented with opportunities that might be considered to be attractive to the Company. Since all of the Company’s non-employee directors are active investors or serve on the boards of directors of other companies, the board of directors desired to avoid any uncertainty as to their duties to the Company with respect to corporate opportunities. In addition, the Company’s board of directors considered the effect of not having the waiver in place on recruiting new directors and concluded that it would be more difficult to recruit new directors without the waiver.

Policies and Procedures for Related Party Transactions, page 127

35.	Please disclose the company’s policies and procedures, if any, which were in place for reviewing and approving related party transactions for the last three fiscal years. See Instruction 1 to Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 138 to specify that, since January 1, 2005, any related party transactions involving any director or officer of the Company have been submitted to the Company’s board of directors for review and approval by the disinterested directors in accordance with Section 144 of the Delaware General Corporation Law. The Company supplementally advises the Staff that the Company’s Code of Business Conduct and Ethics adopted in April 2005 provides that all transactions involving a conflict of interest are prohibited as a matter of Company policy, except as approved by the board of directors.

Director Compensation for Year Ended December 31, 2007

36.	We note that Mr. Weston has been excluded from the director compensation table because he is an executive officer of your company. However, you do not disclose the executive office that Mr. Weston holds in your management discussion on page 88, nor do you include his compensation in your executive compensation discussion. Please explain.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 to specify that, as an employee of the Company, Mr. Weston is not entitled to participate in the Company’s non-employee director compensation program and to describe his compensation as an employee of the Company during 2007. The Company supplementally advises that Staff that no disclosure of Mr. Weston’s compensation is included in the Summary Compensation Table and the related tables in the prospectus due to the fact that Mr. Weston is not one of the Company’s “named executive officers” for the purposes of Item 402(a)(3) of Regulation S-K.

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Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 40

Principal and Selling Stockholders, page 129

37.	Please describe in materially complete terms the transactions whereby the shares to be resold by the selling shareholders were issued. Please disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

The Company supplementally advises the Staff that the selling stockholders have not yet been identified, but that the Company intends to provide a list of the selling stockholders in the Registration Statement by subsequent amendment as soon as practicable. The Company supplementally advises the Staff that all transactions that may have involved any selling stockholders since January 1, 2007 are further described in the Company’s Response to Comment 15 included herewith.

38.	Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company acknowledges the Staff’s comment and advises the Staff that it has not yet definitively determined the identity of, nor the number of shares to be offered by, the selling stockholders. The Company believes that, at the time of acquisition, none of the Company’s stockholders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. The Company is presently communicating with its stockholders regarding the requested information and intends to provide the disclosure requested by the Staff in a subsequent amendment to the Registration Statement as soon as practicable.

Underwriting, page 148

39.	Please provide a description of the indemnification provisions in your underwriting agreement here and in Item 14 of Part II. See Item 508(g) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 to provide a description of the indemnification provisions that the Company expects will be included in the underwriting agreement. The terms of the underwriting agreement have not

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Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 41

yet been finalized. The Company intends to attach the form of underwriting agreement as an exhibit to the Registration Statement by subsequent amendment as soon as the agreement is finalized.

Where You Can Find Additional Information, page 152.

40.	Please correct the address of the SEC. We are located at 100 F Street, NE., Washington, DC 20549.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 to include the Securities and Exchange Commission’s current address.

Consolidated Financial Statements

General

41.	Please revise your registration statement to include updated financial statements. Refer to Rule 3-12 of Regulation S-X.

The Company supplementally advises the Staff that, in accordance with Rule 3-12 of Regulation S-X, the Company has included in its consolidated financial statements filed with Amendment No. 1 a balance sheet as of March 31, 2008 and statements of income and cash flows for the quarters ended March 31, 2007 and 2008, and has further updated its disclosure throughout the prospectus accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

42.	Please revise to indicate the city and state where issued in accordance with Rule 2-02(a)(3) of Regulation S-X.

In response to the Staff’s comment, San Antonio, Texas is indicated as the city and state where the Report of Independent Registered Public Accounting Firm was issued.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Revenue and Deferred Revenues, page F-11

43.	Tell us and revise to disclose how the existence of your service level commitments affects your revenue recognition. Refer to the relevant revenue recognition guidance in your response.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 42

The Company respectfully acknowledges the Staff’s comment regarding the existence of service level commitments in its hosting arrangements and respectfully refers the Staff to page F-10. As noted within our Accounts Receivable, Net accounting policy, the Company has disclosed the following:

In addition, we have service level commitments with certain of our customers. To the extent that such service levels are not achieved, or are otherwise disputed due to third party power or service issues, unfavorable weather, or other service interruptions or conditions, we estimate the amount of credits to be issued and record a reduction to revenue, with a corresponding increase in the allowance for doubtful accounts and customer credits. At the end of a given period, we estimate service credits based on historical data and known credits yet to be issued to our customers. Customer credits reduce revenues and accounts receivable in the period the estimate is recorded.

As indicated, at each reporting period the Company estimates the amount of credits to be issued to its customers related to service level commitments, which were not achieved, and record an allowance with a related reduction of revenue. The Company deems this approach appropriate and consistent with SAB Topic 13A4a as:

•	The estimates of refunded revenues are being made for a large pool of homogeneous transactions;

•	There is a sufficient company-specific historical basis upon which to estimate the refunds and the Company believes that such historical experience is predictive of future events; and

•	Reliable estimates of the expected refunds can be made on a timely basis.

Accordingly, as the related hosting services are provided, the Company deems the related fees fixed or determinable, and thus, in accordance with Staff Accounting Bulletin No. 104.

To clarify the accounting related to the service level commitments, the Company respectfully submits to the Staff the following language, which has been added to the Revenues and Deferred Revenues accounting policy footnote:

Our hosting arrangements contain service level commitments with our customers. To the extent that such service levels are not achieved, or are otherwise disputed due to third party power or service issues, unfavorable weather, or other service interruptions or conditions, we are required to refund a portion of the hosting service fees paid by our customers. At each reporting period, we estimate the amount of credits to be issued and record a reduction to revenue. To estimate service credits, we utilize historical data and known credits yet to be issued to our customers.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 43

44.	Tell us and revise to disclose how you apply EITF 00-21 to multiple-element arrangements. Your disclosures should address how you determine units of accounting and allocate value to the deliverables.

The Company respectfully advises the Staff that the Company’s primary source of revenues is from hosting services, which include (i) the initial customer setup and (ii) ongoing services, including the use of hardware and software, and the related support. The Company charges its customers fees for the initial setup as well as a fee for the ongoing hosting services, which are typically billed on a month to month basis or ratably over the term of the customer arrangement. As the setup fees are negotiated in connection with the ongoing hosting services and do not represent the culmination of a separate earnings process, the Company deems the activities associated with the customer setup and the ongoing services to be one unit of accounting, pursuant to EITF 00-21. Accordingly, setup fees are deferred and amortized to revenues over the estimated term of the hosting arrangement.

The Company also recognizes revenues from other professional services provided to its customers, including migration services and IT security advice. These professional services are accounted for separately from hosting arrangements when the services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. In determining whether the services can be accounted for separately from hosting revenues, the Company considers the following factors for each agreement: (i) availability of the services from other vendors, (ii) whether objective and reliable evidence for fair value exists for the undelivered elements, (iii) the nature of the professional services, (iv) the timing of when the services contract was signed in comparison to the subscription service start date, and (v) the contractual dependence of the subscription service on the customer’s satisfaction with the professional service. If an arrangement does not qualify for separate accounting, the Company recognizes the professional services revenues ratably over the remaining term of the hosting arrangement. When accounted for separately, professional services revenues are recognized as the services are provided. For revenue arrangements with multiple units of accounting, such as an arrangement that includes hosting services and other professional services, the Company allocates the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

The amount of other professional services revenues approximated $18,000 and $53,000 for the three month periods ended March 31, 2007 and 2008, and $86,000, $90,000, and $127,000, and the years ended December 31, 2005, 2006, and 2007, respectively, and thus has not been significant. The Company expects these sources of revenue may grow significantly in the future, and accordingly, the Company respectfully submits to the Staff the following language, which has been added to Revenues and Deferred Revenues accounting policy on pages F-12 and F-13:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 44

Revenues from other professional services are recognized in the period the services are provided when deemed separable from any related hosting services. When other professional services are not separable from any related hosting services, we recognize the associated revenues over the term of the related hosting arrangement. For revenue arrangements with multiple units of accounting, such as an arrangement that includes hosting services and other professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

In determining whether the other professional services can be accounted for separately from hosting revenues, we consider the following factors for each agreement: availability of the services from other vendors, whether objective and reliable evidence for fair value exists for the undelivered elements, the nature of the professional services, the timing of when the services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services.

45.	Tell us and revise to disclose the length of your subscription periods and the expected lives of customer relationships.

The Company respectfully advises the Staff that the length of the Company’s subscription periods generally range from several months to three years. The Company amortizes revenues related to setup fees over the estimated expected life of its customer base, which ranged from 28 to 38 months during the periods presented within the prospectus. The Company has revised its disclosure to further include these facts.

46.	Explain how you account for revenues and costs of revenues for transactions initiated through your channel partners. As part of your response, please tell us how you considered the guidance in EITF 99-19.

The Company respectfully advises the Staff that it offers its channel partners the opportunity to earn a fee if they refer a new customer. In most cases, the channel partner is a current customer or strategic partner that has referred a new client to the Company. Such fees typically approximate 8 to 15 percent of the new customer’s hosting fee and are payable 30 days after the customer signs the initial contract. The fee may be cash consideration or equivalent dollars that may be used in joint marketing with the Company.

Revenues earned from those customers that were referred by a channel partner are recorded at the gross amount of the billings. In accordance with EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, the Company assesses whether the Company or the channel partner is the primary obligor and evaluate the terms of the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 45

Company’s client agreements as part of this assessment. In addition, the Company gives appropriate consideration to other key indicators such as latitude in establishing price, discretion in supplier selection and credit risk to the vendor. As the Company (i) controls all aspects of the pricing of the arrangement with the customer, (ii) is responsible for the fulfillment of services, and (iii) retains the risk (including collection risk), and rewards of the customer relationship, pursuant to EITF No. 99-19 the Company deems itself to be the principal to the transaction, and accordingly, recognizes revenues on a gross basis. The fees associated with the referral are recorded as a component of sales and marketing expense as this is considered part of the sales fulfillment process.

Additionally, the Company considered EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer, with respect to the consideration given to the Company’s customers as part of this program. This issue generally requires that consideration given to a customer by a vendor be characterized as a reduction of revenue, but allows for other presentation if certain requirements are met. The Company has met these requirements as the Company receives an identifiable benefit from the transaction and can reasonably estimate the fair value of the benefit. While the Company provides services in lieu of cash payment in some instances, the services provided are marketing related and not free or discounted hosting services. As the services do not correlate with the Company’s business, the Company has recognized the costs as a component of sales and marketing expense for the reasons previously discussed.

12. Leases

Capital and Finance Method Leases, pace F-23

47.	We note that you have prepaid a capital lease for, and appear to be involved in the construction of, your new headquarters building. Please provide us with a detailed description of the transactions related to this building. As part of your response, reconcile the amounts disclosed in footnotes 7 and 12 related to this project and describe your accounting conclusions. In particular, your response should refer to the leasing literature and should clearly explain how that literature was applied.

The Company respectfully acknowledges the Staff’s comments with respect to providing more detail around the Company’s lease arrangement with the lessor – Windcrest Economic Development Corporation (WEDC) – related to the acquisition of property and land for the Company’s corporate headquarter’s facility.

The WEDC is a wholly owned subsidiary of the city of Windcrest and was created pursuant to Texas statute to participate in economic development activities on behalf of Windcrest. Early in 2007, WEDC purchased the existing mall structure from several owners for a purchase price of $27.7 million. Because the leased property is owned by the WEDC, it is

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 46

expected to be exempt from property tax during the lease term or specified abatement period as allowed under Texas statute. The tax exemption will be further discussed in the sections below.

On August 3, 2007, the Company entered into a Ground Lease Agreement with the WEDC with a term of 30 years. As part of this agreement, the Company made a lease payment of $32.7 million on the effective date of the lease. The agreement states the payment represents “total prepayment of all sums of Rent due under this Lease.”

In conjunction with the lease arrangement, the WEDC along with the City of San Antonio and the County entered into a contractual arrangement with the Company to exempt personal property tax over a 14-year period. The Walzem Road Redevelopment Project Master Economic Incentives Agreement highlights the tax exemption details, terms and conditions. One of the conditions contained in the agreement is that the WEDC retains ownership of the personal property and subsequently leases the personal property to the Company. Also, per the Walzem Road Redevelopment Project Master Economic Incentives Agreement, the purchase price of $32.7 million is comprised of a payment of $27.7 million to the WEDC and an additional payment of $5.0 million to the City of Windcrest. The agreement requires that the $5.0 million be used by the developer or the City of Windcrest for infrastructure in specified areas surrounding the leased property. The Personal Property Master Lease Agreement highlights the terms and conditions of this arrangement.

The Company determined that the purchase of the mall property should be accounted for as a capital lease. The terms of the Ground Lease Agreement include a $1 purchase option that can be exercised at any time during the lease. Based on the terms described above and in accordance with SFAS 13, Accounting for Leases, paragraph 7, the Company concluded the arrangement satisfies the requirements to be recorded as a capital lease. In addition, the option to purchase the leased property is a bargain purchase option as defined in paragraph 5(d) of SFAS 13. The Company will make improvements to the property over time, which for contractual purposes become part of the lease arrangement and represent additional prepaid lease amounts. The improvements are therefore being included in value of the capital lease asset. Paragraph 26 of SFAS 13 addresses the accounting for leases involving both land and buildings. Because the lease is capital per paragraph 7(b) the land and building were separately accounted for as individual assets. As a result, the Company recognized the land at a value of $13.9 million and the leased property at $13.8 million based upon an estimate of their relative fair values.

The purchase price of $32.7 million exceeded the appraised value of both the land and property. The Walzem Road Redevelopment Project Maser Economic Incentives Agreement characterized a portion of the purchase price as a $5.0 million grant to the city of Windcrest and the current owner of the property did not receive the funds. When taking into consideration that WEDC purchased the land and property a few months earlier for $27.7

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 47

million and that the $5.0 million was paid directly to the city of Windcrest (one of the tax authorities involved in the tax abatement), the Company determined that the appropriate accounting treatment for the payment to Windcrest was the recognition of a prepaid asset to be amortized over the 14-year abatement period. Effectively, the $5.0 million payment to Windcrest represents a prepayment of property taxes.

In footnote 7, the Company discloses that the Company has recorded $21.5 million as work in process related to the purchase of the existing infrastructure ($13.8 million) and improvements to the Company’s corporate facility ($7.7 million). Also, in footnote 7 the Company discloses that the land was recorded at a value of $13.9 million; therefore, the fair value of the land and property are equal to the $27.7 million purchase price. Additionally in footnote 12, the Company explains that the purchase price for the land and property was approximately $32.7 million of which $27.7 million was recognized as a capital asset and $5.0 million as a non-current prepaid asset. With respect to the information provided in footnotes 7 and 12, the Company recognized the purchase price of $27.7 million, improvements of $7.7 million and a prepaid non-current asset of $5.0 million in the Company’s balance sheet as of December 31, 2007.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

48.	Please indicate if any portion of the expenses you identify will be borne by the selling shareholders.

The Company supplementally advises the Staff that the amount of expenses to be borne by the selling stockholders is not known to the Company at this time. At the time that the Company determines the amount of expenses to be borne by the selling stockholders, the Company will revise its disclosure in Item 13 on page II-1 to include such amount as requested by the Staff.

Item 16. Exhibits and Financial Statement Schedules, page II-4

49.	Please file the executed offer letters with Messrs. Reinus and Kleber as exhibits. See Item 601(b)(10)(iii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the offer letters as Exhibits 10.33 and 10.34 to this Amendment No. 1.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Rackspace Hosting, Inc.	BY RACKSPACE HOSTING, INC. RHI-0001
June 18, 2008
Page 48

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned by telephone to 512.338.5422 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,

Professional Corporation

/s/ Brian K. Beard

cc:	Alan Schoenbaum, Rackspace Hosting, Inc.
William Alberts, Rackspace Hosting, Inc.
Paul E. Hurdlow, DLA Piper US LLP
Philip W. Russell, DLA Piper US LLP
Steven E. Bochner
Derek L. Willis